
02003956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response . . . 12.00


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
WASH. D.C.
365
SECTION

SEC FILE NUMBER
8- 37365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/8/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHILLIP LOUIS TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Highway 35 South
(No. and Street)

Red Bank (City) New Jersey (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zucker 732-936-0142
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name — if individual, state last, first, middle name)

High Ridge Commons, Ste 400-403, 200 Haddonfield-Berlin RD, Gibbsboro, NJ 08026
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Brian Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIP LOUIS TRADING, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in KINGS County
Commission Expires June 14, 2002

Notary Public



Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Phillip Louis Trading, Inc.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of Phillip Louis Trading, Inc. (the "Company") as of December 31, 2001 and the related statement of operations, changes in stockholder's equity and, cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillip Louis Trading, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 20, 2002

PHILLIP LOUIS TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS	
Cash	$ 161,192
Marketable securities, at market value	321,136
Due from broker	1,799,945
Due from shareholder	35,000
Deferred income taxes	195,000
Fixed assets, net of accumulated depreciation of $40,805	111,892
Loan receivable	40,000
Security deposits	9,300
TOTAL ASSETS	$ 2,673,465

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 91,751
Securities sold, not yet purchased, at market value	750,144
Accrued pension payable	29,554
Accrued expenses	66,286
Capital lease obligations	5,890
Loan payable	25,000
Total liabilities	968,625
STOCKHOLDERS' EQUITY	
Common stock, no par value, authorized 1,000 shares, issued and outstanding 1,000 shares	32,000
Additional paid-in capital	2,798,336
(Deficit)	(1,125,496)
Total stockholders' equity	1,704,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,673,465

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING REVENUE	
Net profit on firm market making accounts	$ 1,161,152
Commissions - securities	153,225
Net profit from underwriting and selling groups	47,130
Other revenue	1,183
Total operating revenue	1,362,690
OPERATING EXPENSES	
Employee compensation, payroll taxes and benefits	1,043,356
Commissions, floor brokerage and clearing	744,819
Data services	101,023
Pension and profit sharing	110,995
Travel and entertainment	46,046
Rental expenses	80,452
Exchange fees and dues	26,681
Other	14,790
Professional fees	132,233
Office expenses	23,501
Telephone	27,477
Depreciation	17,695
Interest	2,388
Total operating expenses	2,371,456
LOSS BEFORE OTHER INCOME AND PROVISION FOR INCOME TAX (EXPENSE) BENEFIT	(1,008,766)
OTHER INCOME	
Interest	404
Total other income	404
LOSS BEFORE PROVISION FOR INCOME TAX BENEFIT	(1,008,362)
Provision for income tax benefit	151,000
NET LOSS	$ (857,362)

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Deficit	Total Stockholders' Equity
Balances, December 31, 2000	$ 32,000	$ 1,505,736	$ (268,134)	$ 1,269,602
Contributions	-	1,292,600	-	1,292,600
Net loss	-	-	(857,362)	(857,362)
Balances, December 31, 2001	$ 32,000	$ 2,798,336	$ (1,125,496)	$ 1,704,840

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(857,362)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		17,695
Deferred income taxes		(151,000)
CHANGES IN OPERATING ASSETS AND LIABILITIES		
(Increase) Decrease in:		
Due from broker		(722,313)
Other receivables		(16,155)
Increase (Decrease) in:		
Accrued expenses		30,718
Accrued pension		29,554
Commissions payable		(4,574)
Securities sold, but not yet purchased at market value		510,468
Net cash (used in) operating activities		(1,162,969)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets		(86,225)
Net increase in marketable securities		(165,587)
Net (increase) in stockholder loans - net		(2,769)
Net cash used in investing activities		(254,581)

The accompanying notes are an integral part of these financial statements.

PHILLIP LOUIS TRADING, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,292,600
Proceeds of bank loan	25,000
Principal payments of capital lease obligations	(7,250)
Net cash provided by financing activities	1,310,350
NET (DECREASE) IN CASH	(107,200)
CASH - BEGINNING OF YEAR	268,392
CASH - END OF YEAR	$ 161,192
SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash paid for interest	$ 2,388
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Phillip Louis Trading, Inc. ("Company") is a wholly owned subsidiary of Suncoast Holdings, Inc. The Company is a registered broker-dealer in securities for institutional and individual clients located primarily in the New York and New Jersey metropolitan region. Phillip Louis trades in all debt and equity securities in the United States exchanges and is a market maker in securities of United States exchanges. Phillip Louis operates under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("AGREEMENT") with a clearing broker ("BROKER") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, Phillip Louis operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15e3-1.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions insured by the Federal Deposit Insurance Corporation or SPIC up to $100,000.

NOTE 1- NATURE OF BUSINES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standard No. 109. Deferred income taxes have been provided, when necessary, for the temporary differences between financial statement and income tax reporting. These temporary differences result primarily from the recognition of a net operating loss carry-forwards to be used to offset future net operating earnings

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the assets.

Furniture and fixtures	7 years
Leasehold improvements	39 years
Equipment	3 to 5 years
Machinery and equipment under capital lease	5 years

Depreciation charged to expense at December 31, 2001 was $17,695.

Fair Value of Financial Instruments

The carrying amount reported in the balance sheets for cash and cash equivalents, securities owned, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

PHILLIP LOUIS TRADING, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001

NOTE 2- MARKETABLE SECURITIES

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2001 they were comprised of the following at market value:

Corporate securities	$ 321,136

The following equity securities have a value greater than 5% of the total portfolio value (at market):

Volt Inc.	$ 152,119
Page International	21,242
Covalent Group, Inc.	55,438

NOTE 3- DUE FROM BROKER

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2001, the balance due from the clearing organization was comprised of the following:

Commissions receivable	$ 228,233
Deposit account	1,142,704
Trading loan	429,008
	$ 1,799,945

NOTE 4- LOAN RECEIVABLE

As of December 31, 2001 the Company had a loan receivable from a third party in the amount of $40,000. This loan is non-interest bearing and is due upon demand.

NOTE 5- FIXED ASSETS

Fixed assets were comprised of the following as of December 31, 2001.

Furniture and fixtures	$ 87,036
Leasehold improvements	21,748
Equipment under capital leases	43,913
	152,697
Less accumulated depreciation	(40,805)
Net Fixed Assets	$111,892

NOTE 6- SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

Corporate stocks	$ 750,144

Securities not readily marketable if any, include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to this security or to the Company.

The following equity securities have a greater than 5% of the total portfolio value:

Essex Corporation	$ 63,180	8.4%
Humatech Inc.	126,267	16.8%
BGI, Inc.	44,550	5.9%
Covalent Group Inc.	55,448	7.4%
Peregrine Pharmaceuticals	42,108	5.6%
Liquidiz Inc.	143,524	19.1%
Integral Technology	49,064	6.5%

NOTE 7- CAPITAL LEASE OBLIGATIONS

The Company has entered into several leases for equipment. The leases are classified as capital. Accordingly, assets have been capitalized and have the following book value at December 31, 2001:

Capitalized cost – equipment	$ 43,914
Accumulated depreciation	(26,722)
Net book value	$ 17,192

NOTE 7- CAPITAL LEASE OBLIGATIONS (CONTINUED)

The following is a schedule of the minimum payments required under the leases together with their present value at December 2001:

2002	$5,225
2003	1,490
Total minimum lease payments	6,715
Amount representing interest	(825)
Present value of lease obligations	$5,890

Interest expense under capital lease obligations for the year ended December 31, 2001 was $2,388.

Based on current borrowing rates, the fair value of the capital lease obligations approximates their carrying amounts.

NOTE 8- LOAN PAYABLE

The Company has a loan from a bank at prevailing interest rates. Interest only is payable monthly. As of December 31, 2001, the principle balance was $25,000 and all interest payments were current.

NOTE 9- PENSION PLAN

The Company maintains a defined contribution retirement plan, which covers all employees who qualify with respect to age and length of service. Annual employer contributions to the plan cannot exceed $6,000 per employee. Contributions to the plan were $18,765 for the year ending December 31, 2001.

NOTE 10- PROFIT SHARING PLAN

The Company maintains a profit-sharing plan, which covers employees who meet certain eligibility and participation requirements. Annual contributions are discretionary as determined by the trustee of the plan. Annual contributions to the plan cannot exceed $24,000 per employee. Contributions to the plan were $92,230 for the year ending December 31, 2001.

NOTE 11- RELATED PARTY TRANSACTIONS

Periodically the Company advances funds to it's shareholder and the shareholder loans funds to the Company. During the year ended December 31, 2001 the shareholder repaid $32,231 and the Company advanced the shareholder $35,000. All advances are non-interest bearing with no formal repayment terms.

NOTE 12- INCOME TAX BENEFIT

The component of the provision benefit from income taxes for the year ending December 31, 2001 is as follows:

Deferred benefit	$151,000

At December 31, 2001 the Company had unused net operating loss carryforwards of approximately $1,276,496 which are set to expire in 2012, 2014 and 2015, respectively.

NOTE 13- COMMITMENTS

Customer Transactions

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying statement of financial condition for securities sold but not yet purchased should the value of such securities rise.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counterparties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

Operating Lease

In August 2000 the Company entered into a five year lease agreement in order to increase its' space for its' main operating facility in Red Bank, New Jersey. The Company occupied its new space on April 1, 2001. Annual rent amounted to $75,986 for the year ending December 31, 2001. Minimum annual rent through 2005 subject to market rate adjustments every year plus real estate taxes and other operating expenses are as follows:

PHILLIP LOUIS TRADING, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001

Operating Lease (Continued)

Future Minimum Lease Payments

December 31,	
2002	$ 71,409
2003	71,409
2004	71,409
2005	17,852
	$ 232,079

SUPPLEMENTAL INFORMATION

PHILLIP LOUIS TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$ 1,704,840
Less: Nonallowable assets	(391,192)
Net Capital before Deductions	1,313,648
Haircuts	(132,562)
Undue concentration	(11,129)
NET CAPITAL	$ 1,169,957
Computation of Basic Net Capital Requirements	
Minimum net capital required: 6 2/3% of $968,625 pursuant to Rule 15c3-1	$ 64,607
Minimum dollar net capital requirements of reporting broker/dealer	$ 481,000
Minimum net capital requirements of reporting broker/dealer	$ 481,000
EXCESS NET CAPITAL	$ 688,957
Computation of Aggregate Indebtedness	
Total liabilities	968,625
Percentage of aggregate indebtedness to net capital	83%

STATEMENT PURSUANT TO RULE 17a-5(D)(4)

A reconciliation of the Company's computation of net capital as reported in the unaudited Part II-A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

REPORT ON INTERNAL CONTROL

Board of Directors
Phillip Louis Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Phillip Louis Trading, Inc. For the year ended December 31, 2001 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 22, 2002